STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

EXHIBIT 12.1

PerkinElmer, Inc

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	December 31, 2006	January 1, 2006	January 2, 2005	December 29, 2003	December 29, 2002
	(In thousands; except for ratio)
Fixed charges
Interest expense and amortization of debt premiums and discounts on all indebtedness	$8,635	$40,531	$36,203	$52,284	$31,863
Interest on rental expense	7,540	6,120	6,920	7,220	7,100

Total fixed charges	16,175	46,651	43,123	59,504	38,963

Earnings
Income (loss) from continuing operations before income taxes	150,736	66,660	99,344	73,442	(18,788)

Earnings available to cover fixed charges	$166,911	$113,311	$142,467	$132,946	$20,175

Ratio of earnings to fixed charges	10.3	2.4	3.3	2.2	—

Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$18,788